Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30,
	1998(1)	1999	2000	2001	2002	2002	2003
	(in thousands, except ratio)
Ratio of Earnings to Fixed Charges
Earnings
Income (loss) before income taxes and equity in net income (loss) of Drug Source Co., LLC	$(801)	$10,229	$(13,675)	$20,753	$76,633	$28,100	$61,998
Add:
Interest expense	1,256	2,104	1,751	4,419	1,358	721	6
Loan fee amortization	29	128	129	900	851	425	426
Amortization of capitalized interest	—	—	—	23	23	11	11

Earnings	$484	$12,461	$(11,795)	$26,095	$78,865	$29,257	$62,441

Fixed charges
Interest expense	$1,256	$2,104	$1,751	$4,419	$1,358	$721	$6
Capitalized interest	—	27	226	—	—	—	—
Loan fee amortization	29	128	129	900	851	425	426
Preferred stock dividend (1)	912	1,680	1,574	1,668	—	—	—

Fixed charges	$2,197	$3,939	$3,680	$6,987	$2,209	$1,146	$432

Ratio of Earnings to Fixed Charges	0.22	3.16	(3.21)	3.73	35.70	25.53	144.54

(1)	The preferred stock dividend is the amount of the dividend divided by one less the effective income tax rate.